Statement of Financial Condition

Bonds.com, LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)
December 31, 2024
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-50451

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bonds.com, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 Old Slip - 28th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rob Fiorio	212-943-2175	rob.fiorio@tradition.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Parker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bonds.com, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACQUELINE A LOTZE
Notary Public - State of New York
NO. 01LO0011317
Qualified in Richmond County
My Commission Expires Jul 17, 2027

Signature: [signature]

Title:
Head of Bonds.com, LLC

[signature] 2/28/2025
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bonds.com, LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2024

Contents

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Member
Bonds.com, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bonds.com, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
February 28, 2025

(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	3,575,729
Deposit at clearing broker		500,000
Commissions and data sales receivable		339,640
Receivable from clearing broker		60,652
Due from affiliate		18,394
Prepaid and other		235,275
Fixed assets, net		107,798
Capitalized software		534,396
Intangible asset		850,000
Total assets	$	6,221,884

Liabilities and member's capital

Liabilities

Due to Parent	$	1,257,523
Accrued expenses		89,624
Deferred revenue		13,000
Total liabilities		1,360,147
Member's capital		4,861,737
Total liabilities and member's capital	$	6,221,884

The accompanying notes are an integral part of the Statement of Financial Condition.

Bonds.com, LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Financial Statement

December 31, 2024

1. Description of Business

Bonds.com, LLC (the "Company"), is a Delaware limited liability company and wholly-owned subsidiary of Tradition America Holdings, Inc. ("TAH" or the "Parent") which is, in turn, a wholly-owned subsidiary of Tradition Service Holdings S.A. ("TSH"), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition (CFT), a company also organized in Switzerland. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company offers corporate bonds through its BondsPro proprietary trading platform and also through the Company's registered representatives. The Company does not carry accounts for customers or perform custodial functions related to securities. The Company acts on a riskless principal basis in securities transactions that are cleared through a non-affiliated clearing firm.

2. Significant Accounting Policies

Basis of Accounting

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board.

The following paragraphs describe the Company's significant accounting policies effective January 1, 2024.

Use of Estimates

The preparation of the financial statement in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Management believes that the estimates utilized in preparing its financial statement and the accompanying notes are reasonable; however, actual results could differ from those estimates.

Bonds.com, LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Financial Statement (continued)

December 31, 2024

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all money market funds, which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of under three months to be cash equivalents. At December 31, 2024, the Company had $3,333,869 of cash equivalents.

Revenue

Revenue is recognized in accordance with ASC 606, *Revenue from Contracts with Customers (ASC 606).* ASC 606 applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled primarily through its clearing broker. Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

The Company believes that the performance obligation is satisfied on the trade date, as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company has an agreement with a customer matching buy and sell orders whereby revenue had a minimum and capped fixed amount per month.

(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Financial Statement (continued)

December 31, 2024

2. Significant Accounting Policies (continued)

Revenue (continued)

The opening and closing receivables balances for Riskless principal trading was:

	December 31, 2024	December 31, 2023
Receivable from clearing broker	$ 60,652	$ 163,058
Commissions receivable	280,029	113,829
	$ 340,681	$ 276,887

The Company charges fees for the distribution and use of fixed income market data to third parties pursuant to a license agreement. The Company enters into agreements to provide market data to customers for a specified period of time. The Company believes that the performance obligation is satisfied monthly over the term because the customer has access to the market data and the benefits of the license agreement are transferred to the customer.

The opening and closing receivables balances for Data sales income was:

	December 31, 2024	December 31, 2023
Data sales receivable	$ 45,861	$ 83,770
Unbilled data sales receivable	13,750	-
	$ 59,611	$ 83,770

Deferred revenue consists of amounts received in advance for data sales where the performance obligations have not yet been satisfied. As of December 31, 2024, the deferred revenue balance related to data sales was $13,000, compared to a beginning balance of $0. This increase reflects advance payments from customers for data access, which will be recognized as revenue as the contractual obligations are fulfilled. The majority of this balance is expected to be recognized within the next 12 months.

2. Significant Accounting Policies (continued)

Fair Value

ASC 820, Fair Value Measurements ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy.

Income taxes

The Company is treated as a single-member limited liability company disregarded for U.S. federal income tax purposes. No income tax provision has been made in the accompanying financial statement since the Company is not subject to United States federal, state, or local income taxes.

Under ASU 2019-12 which modified ASC Topic 740, an entity is not required to allocate tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority. Under the guidance, deferred taxes for single member limited liability company is no longer required on their standalone financial statement.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. The Company periodically reviews property and equipment to determine that the carrying values are not impaired.

Intangible assets

The Company reviews its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The acquired intangible assets associated with the domain name has an indefinite life and is not subject to amortization. The Company reviews intangible assets with indefinite lives on at least an annual basis to determine that the carrying values are not impaired.

Bonds.com, LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Financial Statement (continued)

December 31, 2024

2. Significant Accounting Policies (continued)

Capitalized Software

The Company accounts for capitalized software in accordance with ASC 350-40: Internal Use Software.

Internally developed software is separated into three stages: preliminary project stage, application development stage, and post implementation stage. Costs incurred during the application development stage are capitalized. Costs are expensed as incurred during the preliminary project stage and post implementation stage. Once the capitalization criteria are met, external direct costs incurred for materials and services used in developing or obtaining internal-use computer software and payroll and payroll-related costs for employees who are directly associated with the internal-use computer software project (to the extent those employees devoted time directly to the project) are capitalized.

Amortization of capitalized costs begins when the software is ready for its intended use and amortized on a straight-line basis over estimated useful lives of 5 years.

The Company did not capitalize any software for the year ended December 31, 2024.

Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Bonds.com, LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Financial Statement (continued)

December 31, 2024

2. Significant Accounting Policies (continued)

Credit Losses (continued)

The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The majority of the Company's receivables are from institutional customers and experiences infrequent credit loss. The allowance for credit losses was $554 at December 31, 2024. The Company continually reviews the credit quality of its counterparty.

Recently Adopted Accounting Pronouncements

Beginning in 2024 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced segment disclosure. For additional information, see Note 10 — Segment Reporting.

3. Fixed Assets

Fixed assets consisted of the following at December 31, 2024:

Computer equipment	$	528,670
Less: accumulated depreciation		(420,872)
Fixed assets, net	$	107,798

4. Intangible Assets

Intangible asset consisted of a Domain name that is not subject to amortization. Total carrying amount at December 31, 2024 was $850,000.

5. Deposit at Clearing Broker

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. In the event of the clearing broker's insolvency, recovery of assets may be limited. The Company maintains a deposit of $500,000 with its clearing broker. In addition, the Company maintains net capital pursuant to the clearing agreement.

6. Related Party Transactions

The Company has a service Agreement with Tradition America Holdings, Inc. ("TAH"), where TAH pays substantially all direct and indirect costs of the Company.

For the year ended December 31, 2024, the Company accepted intercompany debt forgiveness as a capital contribution from TAH in the amount of $5,255,389.

As an entity within the global Tradition organization, the Company may participate in and is charged for certain third party services contracted by group affiliates.

The Company earns data sales revenue from various affiliates. Those affiliates sends all US data sales to Tradition America LLC, which is then sent to the Company. Included in due from affiliates on the Statement of Financial Condition at December 31, 2024 is $18,394 related to revenue collected by affiliates on behalf of the Company.

7. Off Balance-Sheet Risk and Concentration of Credit Risk

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing brokerage firm. The Company is exposed to risks resulting from non-performance by its counterparties. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase its risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company.

At December 31, 2024, the Company's cash and cash equivalents was held at one major financial institution and is insured under the $250,000 coverage provided by the Federal Deposit Insurance Corporation, leaving $3,325,729 as uninsured.

Commissions and data sales receivable represent amounts due from customers, most of which are large financial institutions, hedge funds and other large organizations. At December 31, 2024, approximately $244,000 (or 75%) in commissions and data sales receivable is concentrated among two customers. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness.

At December 31, 2024, the Company had net capital of $2,678,995, which was $2,578,995 in excess of its net capital requirement of $100,000. Aggregate indebtedness at December 31, 2024 totaled $1,360,147.

The ratio of aggregate indebtedness to net capital was 0.51 to 1.

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis and in addition they rely on footnote 74 of the SEC Release 34-70073.

9. Fair Value of Financial Instruments

The Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements).

This guidance provides three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active; and

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

9. Fair Value of Financial Instruments (continued)

The Company discloses amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in Level 3 fair value measurements.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data, which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value at December 31, 2024.

	Level 1	Level 2	Level 3	Total
Money market funds	$ 3,333,869	$ –	$ –	$ 3,333,869
Total financial assets at fair value	$ 3,333,869	$ –	$ –	$ 3,333,869

There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2024.

10. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including offering corporate bonds through its BondsPro proprietary trading platform and Data Sales through multiple off-platform registered representatives. The Company acts on a riskless principal basis in securities transactions that are cleared through a non-affiliated clearing firm. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income/loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to pay dividends or receive debt forgiveness from its Parent. The Company's operations constitute a single operating

Bonds.com, LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Financial Statement (continued)

December 31, 2024

10. Segment Reporting (continued)

segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

11. Subsequent Events

The Company has evaluated subsequent events through the date the financial statement was available to be issued and has noted no significant events since the date of the Statement of Financial Condition.